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FROM: Pitts, Patrice
SENT: Thursday, December 01, 2011 2:53 PM
TO: 'Oh, Min S.'
SUBJECT: Simple Solutions

To follow up on our conversation yesterday, I am forwarding to you draft revised disclosure from the prospectuses for the MetLife Simple Solutions variable annuity contracts issued by MetLife Investors USA Insurance Company ("MLI") and First MetLife Investors Insurance Company ("FMLI"). In response to SEC staff comment #4.a (MLI) and #4.b (FMLI), the fee tables in both draft prospectus have been revised to present fees for contracts issued with the current version of the Lifetime Withdrawal Guarantee rider, as well as for contracts issued on and after December 12, 2011 (with the new version of the Lifetime Withdrawal Guarantee rider). (See attached page 8.)

Attached page 23 presents revised disclosure describing the Index Selector Asset Allocation models. Although MLI and FMLI have made changes to the prospectus disclosure at this time in response to SEC staff comments, both MLI and FMLI will continue to consider disclosure issues and other concerns that arise in connection with the presentation of static asset allocation programs and models in the prospectus, to determine the form of presentation that is appropriate under the particular circumstances.

In addition, the disclosure describing the "Total Guaranteed Withdrawal Amount" and the "Remaining Guaranteed Withdrawal Amount" has been revised in response to SEC staff comment #11.c (MLI) and #11.d (FMLI). (See attached page 34.) Also attached is page C-2 of the MLI prospectus, with disclosure that has been revised in response to comment #15.a (FMLI).

MLI and FMLI remain committed to work with the SEC staff to resolve outstanding comments as expeditiously as possible, and appreciate your (and your branch chief's) prompt attention to this matter.

PATRICE M. PITTS | COUNSEL

SUTHERLAND ASBILL & BRENNAN LLP
1275 Pennsylvania Avenue NW | Washington, DC 20004-2415
202.383.0548 direct | 202.637.3593 facsimile
patrice.pitts@sutherland.com | www.sutherland.com
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Changed Pages from MLI USA Simple (12-1).pdf